Veritone, Inc.

1515 Arapahoe St., Tower 3, Suite 400

Denver, Colorado 80202

June 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Alexandra Barone
Ms. Jan Woo

Re:	Veritone, Inc.
Registration Statement on Form S-3
File No. 333-257179

Acceleration Request

Request Date: June 25, 2021

Request Time: 4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Veritone, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-257179) to become effective at 4:30 p.m. Eastern Time on June 25, 2021, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Mr. Michael A. Hedge at (949) 623-3519.

Sincerely,

VERITONE, INC.

By:	/s/ Michael Zemetra
Michael Zemetra
Chief Financial Officer

cc:	Michael A. Hedge, K&L Gates LLP